January 18, 2012

Via EDGAR and by E-Mail

Mr. Stephen Krikorian Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

Re:	China Digital TV Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed on May 12, 2011 File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated January 4, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the annual report on Form 20-F of China Digital TV Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on May 12, 2011.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly.  The Company’s responses to the comments are set forth below.  The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2010 Form 20-F.  The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Mr. Stephen Krikorian

Form 20-F for the Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities
VIE contractual arrangements, page F-7

1.
You indicate in response to prior comment 1 that N-S Digital TV and its shareholders have undertaken to Super TV certain supplemental agreements in writing. Please provide us with the following information regarding these agreements:

•
Tell us where these agreements have been filed as exhibits. Refer to Instructions as to Exhibits on Form 20-F. If not yet filed, please consider your filing obligation and supplementally provide copies to us in English;

The Company respectfully advises the Staff that a written undertaking relating to the terms of renewal and termination (the “Written Undertaking”) from N-S Digital TV and its shareholders was executed in November 2011, after the 2010 Form 20-F had been filed with the Commission on May 12, 2011.  A copy of the English translation of the Written Undertaking is attached hereto as Appendix 1 and is being supplementally provided for the Staff’s reference.  The Company will file the Written Undertaking as an exhibit to its annual report on Form 20-F for the fiscal year ended December 31, 2011.

•
Explain the facts and circumstances leading to the business purpose for entering into these agreements. Tell us when N-S Digital TV and its shareholders agreed to the undertaking in relation to when each of the underlying VIE Contracts were entered into. Explain why the undertaking was separately agreed to, rather than included within the terms of the original contracts; and

At the respective execution date of each of the VIE Contracts, it was the intention and mutual understanding of N-S Digital TV and its shareholders, on the one hand, and Super TV, on the other hand, that N-S Digital TV and its shareholders would: (i) not terminate such contract prior to their respective termination dates; and (ii) renew each such contract upon Super TV’s written notice for a term to be determined by Super TV prior to the termination date of such contract.  To avoid any uncertainty regarding the future renewal of the VIE Contracts, each of N-S Digital TV and its shareholders executed the Written Undertaking in November 2011 to memorialize the above mutual understanding.  In addition, the Written Undertaking provides that, at the time of renewal of the VIE Contracts, each of N-S Digital TV and its shareholders will agree to enter into an amendment to the VIE Contracts to grant Super TV a unilateral right to renew such VIE Contracts.

•
Explain why you specify that your PRC counsel has advised you that the undertaking is enforceable under the PRC law that is currently in effect. That is, tell us whether there is any material risk that the PRC law could change, and if so, whether this risk should be disclosed.

Mr. Stephen Krikorian

The Company respectfully notes that the PRC legal system, similar to the legal systems of other rapidly developing economies, has continued to evolve and consequently the laws, rules and regulations promulgated by the PRC government may change in the future due to, among other things, changes in economic, political and social conditions.  While there is a risk that a change in the applicable laws, rules and regulations could affect the enforceability of the Written Undertaking, the Company is not aware that any such change is being proposed or contemplated by the relevant regulatory authorities in China.  In response to the Staff’s comment, the Company will disclose in the “Risk Factors” section under Item 3.D. of its future annual reports on Form 20-F the risks relating to the enforceability of the Written Undertaking arising from a change in the applicable PRC laws, rules and regulations.

2.
You indicate in response to prior comment 1 that Super TV has effective control over N-S Digital TV based on Super TV’s nomination and voting rights through the Business Operating Agreement. Once the members of the board of directors or senior management have been appointed, tell us whether they have the power to direct the activities of variable interest entity that most significantly impact the entity’s economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how Super TV can control the actions of these members subsequent to being placed in their respective positions.

The Company respectfully advises the Staff that Super TV, together with the Company, has control over the actions of the members of N-S Digital TV’s board of directors and senior management (the “Members”).  The Company notes that, under the Business Operating Agreement and the Powers of Attorney, Super TV has the power to replace any of the Members that were nominated by Super TV.  The Company further notes that all of the Members are also a director and/or an executive officer of Super TV or the Company, and are incentivized to act in the best interests of Super TV or the Company.  Moreover, it is the mutual understanding of the Members and Super TV that Super TV has the power to direct or control the actions of these Members as the nominees of Super TV on the board of directors and senior management of N-S Digital TV.  Furthermore, as employees of Super TV or the Company, the Members have a duty to follow the instructions of Super TV or the Company.  In addition, none of the Members receives a salary or other compensation from, or owns any equity interest in, N-S Digital TV.  Each of the Members receives a salary and/or other compensation from Super TV and owns, or the institutional shareholder of the Company he represents owns, ordinary shares or options to acquire ordinary shares of the Company.  As a result, all of the Members are economically incentivized to act in the best interests of Super TV and the Company in exercising their power to direct the activities of N-S Digital TV that most significantly impact its economic performance.

3.
We note that the Share Pledge Agreements and Powers of Attorney may terminate upon termination of the Loan Agreements, when the parties have fulfilled their respective obligations. Explain the consequences of the shareholders of N-S Digital TV repaying the loans. Describe the significance of the Share Pledge Agreements and Powers of Attorney. Please provide your analysis of whether this right (i.e., as a result of fulfilling its loan obligation) represents, in substance, a kick-out right for the shareholders of N-S Digital TV.

Mr. Stephen Krikorian

The Company respectfully advises the Staff that it has been the intention and mutual understanding of the shareholders of N-S Digital TV (the “Shareholders”) and Super TV under the Loan Agreements that the loans will not be repaid prior to their respective termination dates.  To memorialize in writing such intention and understanding as well as to avoid any uncertainty, the Shareholders and Super TV entered into a supplemental agreement to the Loan Agreements (the “Supplemental Agreement”), which provides, among other things, that: (i) each of the Shareholders may not repay the loan prior to the expiration date of the relevant Loan Agreement, unless so requested by Super TV; (ii) each of the Shareholders may only repay the loan using the entire proceeds obtained by such Shareholder from the transfer of all of such Shareholder’s equity interests in N-S Digital TV to Super TV or a third party designated by Super TV; and (iii) the term of a Loan Agreement shall be automatically renewed for another ten years upon its expiration date, unless a written notice has been provided by Super TV one month prior to such expiration date.  As a result, the Shareholders may not repay these loans without the consent of Super TV, and Super TV or its designee will own the relevant equity interests in N-S Digital TV in the event a loan is repaid by any of the Shareholders.

Furthermore, in January 2012, each of the Shareholders entered into a share pledge agreement (the “Share Pledge Agreement”) with Super TV, which replaced previous share pledge agreement between the parties.  Under the Share Pledge Agreements, the Shareholders pledged all their respective equity interests in N-S Digital TV to Super TV to secure the Shareholders’ and N-S Digital TV’s performance of their respective obligations under the VIE Contracts.  The duration of each of the Share Pledge Agreements is equivalent to the maximum duration of the VIE Contracts.  The Share Pledge Agreements may only be terminated: (i) by Super TV in writing; or (ii) upon the fulfillment of the Shareholders’ and N-S Digital TV’s respective obligations under the VIE Contracts, which is subject to the written confirmation of Super TV.  As a result, the repayment of loans by the Shareholders under their respective Loan Agreements will not result in the termination of the relevant Share Pledge Agreement.

Each of the Shareholders also executed an irrevocable power of attorney (the “Power of Attorney”) in January 2012, which replaced the previous power of attorney executed by such Shareholder.  Each Power of Attorney has a term of ten years, subject to earlier termination in the event of termination of the relevant Share Pledge Agreement.  Each Power of Attorney will be automatically renewed upon extension of the term of the relevant Share Pledge Agreement.

The Company will file a copy of the English translation of each of the Supplemental Agreement, the Share Pledge Agreements and the Powers of Attorney as an exhibit to its annual report on Form 20-F for the fiscal year ended December 31, 2011.

Based on the foregoing, the Company respectfully submits that the Shareholders have not possessed any kick-out right, and the Share Pledge Agreements and Powers of Attorney serve as additional measures to enhance Super TV’s control over N-S Digital TV.

*        *        *

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time and kind attention to this matter.  Please feel free to contact the undersigned (tel: +8610-6297-9780; fax: +8610-8299-9343; email: lzw@novel-supertv.com), or William Y. Chua of Sullivan & Cromwell (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Very truly yours,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)

Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)

Appendix 1

(Translation of Chinese document.)
LETTER OF UNDERTAKING

This Letter of Undertaking (this “Letter”) is made and entered into on November 22, 2011, in the People’s Republic of China (the “PRC” or “China”) by and among:

Beijing Novel-Super Digital TV Technology Co., Ltd. (北京永新视博数字电视技术有限公司), a limited liability company incorporated and validly existing under the laws of the PRC with its registered address at Room 402, Tower B, Jing Meng Gao Ke Building, No.5-2 Shang Di East Road, Haidian District, Beijing, PRC. (“N-S Digital TV”);

Shizhou Shen, a Chinese citizen, whose identity card number is [ ];

Lei Zhang, a Chinese citizen, whose identity card number is [ ];

Wenjun Wang, a Chinese citizen, whose identity card number is [ ];

Tianxing Wang, a Chinese citizen, whose identity card number is [ ].

Shizhou Shen, Lei Zhang, Wenjun Wang and Tianxing Wang shall be collectively referred to as the “Shareholders”.

This Letter was made and entered into by and among N-S Digital TV and the Shareholders (collectively referred to as the “Committing Parties”) for the purpose of making all the undertakings in this Letter to Beijing Super TV Co., Ltd. (北京视博数字电视科技有限公司), a limited liability company incorporated and validly existing under the laws of the PRC with its registered address at Room.406, Tower B, Jing Meng Gao Ke Building, No.5-2 Shang Di East Road, Haidian District, Beijing, PRC (“Super TV”).

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd. (北京广博数字电视科技有限公司), the predecessor of Super TV and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. (北京永新同方数字电视技术有限公司), the predecessor of N-S Digital TV made and entered into the Technical Support and Related Services Agreement on June 7, 2004;

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. made and entered into the Technology License Agreement on June 7, 2004;

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd. and Beijing Novel-Tongfang Digital TV Technology Co., Ltd. made and entered into the Technology Development Agreement on June 7, 2004;

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd. and N-S Digital TV made and entered into the Products and Software Purchase Agreement on June 7, 2004;

HEREAS, Beijing Guangbo Digital TV Technology Co., Ltd. and N-S Digital TV made and entered into the Equipment Lease Agreement on June 7, 2004;

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd., Li Yang (ID Number: [ ]) and Novel-Tongfang Information Engineering Co., Ltd. (永新同方信息工程有限公司) (“N-T Info Engineering”) made and entered into the Equity Transfer Option Agreement on June 7, 2004; Beijing Guangbo Digital TV Technology Co., Ltd., Beijing Novel-Tongfang Digital TV Technology Co., Ltd., N-T Info Engineering and Li Yang made and entered into Supplemental Agreement to Equity Transfer Option Agreement on September 1, 2005; Super TV, Beijing Novel-Tongfang Digital TV Technology Co., Ltd., N-T Info Engineering, Li Yang and Wei Gao (identity card Number: [ ]) made and entered into No. 2 Supplemental Agreement to Equity Transfer Option Agreement on August 18, 2007; Super TV, N-S Digital TV, N-T Info Engineering, Wei Gao and Junming Wang (identity card Number: 140103197202030695) made and entered into No. 3 Supplemental Agreement to Equity Transfer Option Agreement on June 18, 2008; Super TV, N-S Digital TV, N-T Info Engineering, Junming Wang and Lei Zhang made and entered into No. 4 Supplemental Agreement to Equity Transfer Option Agreement on November 24, 2008; Super TV, N-S Digital TV, N-T Info Engineering, Shizhou Shen, Junming Wang, Lei Zhang, Wenjun Wang and Tianxing Wang made and entered into No. 5 Supplemental Agreement to Equity Transfer Option Agreement on July 11, 2011; (collectively the “Equity Transfer Option Agreements”)

WHEREAS, Beijing Guangbo Digital TV Technology Co., Ltd., N-S Digital TV, N-T Info Engineering and Li Yang made and entered into the Business Operating Agreement on September 1, 2005; Super TV, N-S Digital TV, N-T Info Engineering, Wei Gao and Li Yang made and entered into Supplemental Agreement to Business Operating Agreement on August 18, 2007; Super TV, N-S Digital TV, N-T Info Engineering, Wei Gao and Junming Wang made and entered into No. 2 Supplemental Agreement to Business Operating Agreement on June 18, 2008; Super TV, N-S Digital TV, N-T Info Engineering, Junming Wang, Shizhou Shen and Lei Zhang made and entered into No. 3 Supplemental Agreement toBusiness Operating Agreement Supplementary Agreement on November 24, 2008; Super TV, N-S Digital TV, Shizhou Shen, Junming Wang, Lei Zhang, Wenjun Wang and Tianxing Wang made and entered into No. 4 Supplemental Agreement to Business Operating Agreement on July 11, 2011; (collectively the “Business Operating Agreements”)

WHEREAS, Super TV made and entered into the Loan Agreements with Shizhou Shen and Lei Zhang respectively on November 24, 2008; Super TV made and entered into Loan Agreements with Lei Zhang, Wenjun Wang and Tianxing Wang respectively on July 11, 2011; (collectively the “Loan Agreements”)

WHEREAS, Super TV made and entered into the Share Pledge Agreements (collectively the “Share Pledge Agreements”) with Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang respectively on July 11, 2011;

WHEREAS, Lei Zhang, Shizhou Shen, Wenjun Wang and Tianxing Wang signed Powers of Attorney (collectively the “Powers of Attorney”) respectively on July 11, 2011.

All the above documents shall be hereinafter collectively referred to as the “VIE Contracts”. Capitalized terms used herein and not otherwise defined shall have the same meanings as in the VIE Contracts.

NOW, THEREFORE, in respect of the performance and renewal of the VIE Contracts, the Committing Parties hereby agree as follows:

1	Without Super TV’s written consent, the Committing Parties will not terminate any of the VIE Contracts in advance prior to their respective expiry dates;

2
Notwithstanding any provision to the contrary in the VIE Contracts, the term of each VIE Contracts may be renewed upon and only with Super TV’s written notice for a term to be determined by Super TV prior to its expiry date.  The Committing Parties will not withhold its consent to renewal of any of the VIE Contracts.

3	The Committing Parties will agree to enter into an amendment to each of the VIE Contracts to grant Super TV a unilateral right to renew such VIE Contract at the time of renewal.

This Letter shall take force and effect from and as of the date hereof, and be in force and effect indefinitely and continuously.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Committing Parties have caused this Letter to be executed.

Beijing Novel-Super Digital TV Technology Co., Ltd.	Shizhou Shen

/s/ Jianhua Zhu	/s/ Shizhou Shen
Name: Jianhua Zhu	Name: Shizhou Shen
Title: Chief Executive Officer

Lei Zhang	Wenjun Wang

/s/ Lei Zhang	/s/ Wenjun Wang
Name: Lei Zhang	Name: Wenjun Wang

Tianxing Wang

/s/ Tianxing Wang
Name: Tianxing Wang

Be accepted and agreed by:

Beijing Super TV Co., Ltd.

Jianhua Zhu
Name: JianHua Zhu Title: Chief Executive Officer Date: November 22, 2011